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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44917

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPSILON MANAGEMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WALNUT STREET
(No. and Street)

WELLESLEY HILLS	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILBERT A. MOREIRA — 781-431-1003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PECK ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET	WELLESLEY HILLS	MA	02481-2104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RSD 3/21

OATH OR AFFIRMATION

I, Alfred J. Padden, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EPSILON MANAGEMENT SERVICES, INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EPSILON MANAGEMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

PECK ASSOCIATES, P.C., Certified Public Accountants

EPSILON MANAGEMENT SERVICES, INC.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
PHONE: (781) 235-7517
FAX: (781) 235-3147

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Epsilon Management Services, Inc.
Wellesley, Massachusetts

We have audited the accompanying statements of financial condition of Epsilon Management Services, Inc. as of December 31, 2002 and 2001, and the related statements of income (loss) and retained earnings, changes in stockholder's equity and changes in subordinated liabilities, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epsilon Management Services, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures as applies in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peck Associates, P.C.

February 24, 2003

EPSILON MANAGEMENT SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current assets		
Cash	$ 11,899	$ 10,607
Commissions receivable	13,500	88,000
	$ 25,399	$ 98,607

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current liabilities		
Commissions payable	$ 13,500	$ 88,000
Stockholder's equity		
Common stock, no par value,		
Authorized 200,000 shares		
Issued and outstanding 100 shares	10,000	10,000
Retained earnings	1,899	607
Total stockholder's equity	11,899	10,607
	$ 25,399	$ 98,607

The accompanying notes are an integral part of the financial statements.

EPSILON MANAGEMENT SERVICES, INC.
STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Commission and consulting income	$ 882,801	$ 1,236,088
Operating expenses		
Registered rep. compensation	881,685	1,241,192
Income (loss) from operations	1,116	(5,104)
Other income		
Interest income	176	290
Net income (loss)	1,292	(4,814)
Retained earnings, beginning	607	5,421
Retained earnings, ending	$ 1,899	$ 607

The accompanying notes are an integral part of the financial statements.

EPSILON MANAGEMENT SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
AND SUBORDINATED LIABILITIES
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Statement of changes in stockholder's equity		
Stockholder's equity, beginning	$ 10,607	$ 15,421
Net income (loss)	1,292	(4,814)
Additions		-
Deductions		-
Stockholder's equity, ending	$ 11,899	$ 10,607
Statement of changes in liabilities subordinated to claims of general creditors		
Subordinated liabilities, beginning	$ -	$ -
Increase	-	-
Decrease	-	-
Subordinated liabilities, ending	$ -	$ -

The accompanying notes are an integral part of the financial statements.

EPSILON MANAGEMENT SERVICES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
INCREASE IN CASH

	2002	2001
Cash flows from operating activities		
Net income (loss)	$ 1,292	$ (4,814)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
(Increase) decrease in commissions receivable	74,500	19,914
Increase (decrease) in commissions payable	(74,500)	(19,914)
Net cash provided by (used in) operating activities	1,292	(4,814)
Cash at beginning of year	10,607	15,421
Cash at end of year	$ 11,899	$ 10,607

The accompanying notes are an integral part of the financial statements.

EPSILON MANAGEMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note 1. Summary of significant accounting policies

Nature of business

Epsilon Management Services, Inc. *(the Company)* is a closely held Massachusetts Corporation incorporated on May 28, 1992. The Company is a service organization primarily engaged in providing advice and other services with respect to employee pension plans.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of temporary cash investments and commission receivables.

The Company invests its cash in deposits with a major bank. The Company has not experienced any losses on its cash investments.

Concentrations of credit risk with respect to commission receivables are limited as the Company's principal customers consist of various mutual fund companies.

During July 2002, approximately 70% of the Company's commission revenue base, which is generated primarily by assets under management from clients of the Kraematon Group, Inc., transferred to another service organization. *(See related party footnote)*

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable

These amounts represent commissions from mutual funds based on assets under investment. These amounts due were received during January, 2003 and January, 2002, respectively.

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation, which taxes shareholders on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in these financial statements.

Note 2. Net capital requirements

Pursuant to the rules of the Securities and Exchange Commission, the Company was required to maintain a minimum net capital of $5,000 for December 31, 2002 and 2001. At December 31, 2002 and 2001, net capital, computed in accordance with the rules of the Exchange Commission amounted to $11,899 and $10,607 and net capital in excess of the minimum was $6,899 and $5,607, respectively.

Notes 3. Commitments and contingencies

Related party transactions

The majority of the commission and consulting fee income received by the company is generated through the assets under management from clients of the Kraematon Group, Inc. of which the sole shareholder has 30% interest. Also, the Company has a contract with its sole shareholder, a registered sales representative, which requires it to pay substantially all commissions and consulting fees received by the Corporation to the shareholder/registered representative.

Guarantor

The Company is guarantor for a demand revolving line of credit and a term promissory note. These notes are the obligations of Kraematon Group, Inc. in which the company's sole shareholder has a 30% interest. As of December 31, 2002, these two notes amounted to $193,750.

SUPPLEMENTARY INFORMATION

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
PHONE: (781) 235-7517
FAX: (781) 235-3147

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Epsilon Management Services, Inc.
Wellesley, Massachusetts

We have audited the accompanying financial statements of Epsilon Management Services, Inc. as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peck Associates, P.C.

February 24, 2003

EPSILON MANAGEMENT SERVICES, INC.
COMPILATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SCHEDULE I

	2002	2001
Total stockholder's equity	$ 11,899	$ 10,607
Less: non allowable assets	-	-
Net capital before haircuts on securities positions	11,899	10,607
Haircuts on securities	-	-
Net capital	11,899	10,607
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	$ 6,899	$ 5,607
Aggregate indebtedness	$ 13,500	$ 88,000
Percentage of aggregate indebtedness to net capital	113.45%	829.64%

The accompanying notes are an integral part of the financial statements.

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
PHONE: (781) 235-7517
FAX: (781) 235-3147

SCHEDULE II

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 172-5

To the Board of Directors of
Epsilon Management Services, Inc.
Wellesley, Massachusetts

We have examined the financial statements of Epsilon Management Services, Inc. for the years ended December 31, 2002 and 2001, and have issued our report thereon dated February 24, 2003.

As part of our examinations, we made a study and evaluation of the Company's system of internal accounting control *(which includes the procedures for safeguarding securities)* to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons, and the recordation of differences required by rule 17a-13 of complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph

To the Board of Directors of
Epsilon Management Services, Inc.
Page 2

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Peck Associates, P. C.

February 24, 2003